Exhibit 99.1

CommerceHub Announces Definitive Agreement to be Acquired by GTCR and Sycamore Partners for $1.1 Billion

GTCR and Sycamore Partners to acquire all outstanding shares of Series A, B and C common stock for $22.75 per share

ALBANY, NY, CHICAGO, IL, NEW YORK, NY, Mar. 6, 2018 (GLOBE NEWSWIRE) — CommerceHub, Inc. (NASDAQ:CHUBA) (NASDAQ:CHUBK) (“CommerceHub”), GTCR (“GTCR”), and Sycamore Partners (“Sycamore”) today announced a definitive agreement whereby affiliates of GTCR and Sycamore, two leading private equity firms, will acquire all outstanding shares of CommerceHub, a leading distributed commerce network for retailers and brands.

The all-cash deal provides substantial value to CommerceHub stockholders. Under the terms of the agreement, funds affiliated with GTCR and Sycamore will acquire all outstanding shares of CommerceHub’s Series A, B, and C common stock for a total value of approximately $1.1 billion. Holders of CommerceHub’s Series A, B and C common stock will receive $22.75 in cash per share, representing a 24.5% premium to the Series A closing price as of March 5, 2018, a 19.3% premium to the 1-month volume-weighted average Series A closing price, a 30.2% premium to the Series C closing price as of March 5, 2018, and a 27.1% premium to the 1-month volume-weighted average Series C closing price.

“This is a significant milestone for CommerceHub and a very positive outcome for our stockholders,” said Frank Poore, CommerceHub’s Founder, President and CEO. “GTCR and Sycamore recognize the power of CommerceHub’s platform and our unique ability to transform how retailers and brands drive growth through ecommerce. Our customers rely on CommerceHub as a strategic partner to enable their most critical growth strategies, and we are confident that our relationship with GTCR and Sycamore will accelerate the development of our platform and solutions to enable the future of retail.”

“Frank and the CommerceHub team have built a unique company with a highly strategic position in ecommerce,” said Mark Anderson, Managing Director of GTCR. “We are excited to work with Frank to continue executing on their vision for a platform and network to tie together all sources of demand, supply and delivery in global ecommerce.”

“CommerceHub is a valued partner to many leading retailers,” said Peter Morrow, Managing Director of Sycamore Partners. “We look forward to working with the CommerceHub team to help them grow by continuing to enable retailers’ and suppliers’ ecommerce offerings.”

CommerceHub’s Board of Directors unanimously approved the deal and recommended that stockholders vote their shares in favor of the transaction. CommerceHub will become a privately held company and remain headquartered in Albany, NY, with offices in Seattle, WA and Hertford, England. The transaction, which is expected to close in the third quarter of 2018, is subject to customary closing conditions, including the approval of the company’s stockholders and required regulatory approvals.

CommerceHub was advised by Evercore and Baker Botts L.L.P.  GTCR and Sycamore were advised by Kirkland & Ellis LLP.

About CommerceHub

CommerceHub is a distributed commerce network connecting supply, demand and delivery that helps retailers and brands increase sales by expanding product assortments, promoting products on the channels that perform, and enabling rapid, on-time customer delivery. With its robust platform and proven scalability, CommerceHub helped over 11,500 retailers, brands, and distributors achieve an estimated $16 billion in Gross Merchandise Value in 2017.

About GTCR

Founded in 1980, GTCR is a leading private equity firm focused on investing in growth companies in the Growth Business Services, Technology, Media & Telecommunications, Healthcare and Financial Services & Technology industries. The Chicago-based firm pioneered The Leaders Strategy™ — finding and partnering with management leaders in core domains to identify, acquire and build market-leading companies through transformational acquisitions and organic growth. Since its inception, GTCR has invested more than $15 billion in over 200 companies. For more information, please visit www.gtcr.com

About Sycamore Partners

Sycamore Partners is a private equity firm based in New York specializing in consumer and retail investments. The firm has more than $3.5 billion in capital under management. The firm’s strategy is to partner with management teams to improve the operating profitability and strategic value of their businesses. The firm’s investment portfolio currently includes Belk, Coldwater Creek, EMP Merchandising, Hot Topic, MGF Sourcing, NBG Home, Nine West Holdings, Staples, Inc., Staples’ United States Retail Business, Staples’ Canadian Retail Business, Talbots, The Limited and Torrid.

Forward-looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to the proposed acquisition of CommerceHub by GTCR and Sycamore, including the expected timing of the completion of the transaction, the expected benefits of the transaction and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the proposed acquisition of CommerceHub. These forward-looking statements speak only as of the date of this press release, and CommerceHub expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of CommerceHub, including its most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, for risks and uncertainties related to CommerceHub’s business which may affect the statements made in this press release.

Additional Information

Nothing in this press release shall constitute a solicitation to buy or an offer to sell shares of any series of CommerceHub’s common stock. CommerceHub stockholders and other investors are urged to read the proxy statement to be filed with the SEC because it will contain important information relating to the proposed acquisition of CommerceHub by affiliates of GTCR and Sycamore. Copies of CommerceHub’s SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Investor Relations at investor@commercehub.com.

Participants in the Solicitation

The directors and executive officers of CommerceHub and other persons may be deemed to be participants in the solicitation of proxies in respect of any proposals relating to the proposed acquisition of CommerceHub. Information regarding the directors and executive officers of CommerceHub will be available in its proxy statement, which will be filed with the SEC, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials regarding the foregoing to be filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.